ArTara Therapeutics, Inc.

1 Little West 12th Street

New York, NY 10014

(646) 844-0337

February 6, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    William Mastrianna

Re:                             ArTara Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-236173

Acceleration Request

Requested Date:	Monday, February 10, 2020
Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ArTara Therapeutics, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on Monday, February 10, 2020, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Ryan S. Sansom of Cooley LLP at (617) 937-2335 or Karen E. Deschaine of Cooley LLP at (858) 550-6088.

Sincerely,

ARTARA THERAPEUTICS, INC.

By:	/s/ Jesse Shefferman
Jesse Shefferman
President and Chief Executive Officer